UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

FRESENIUS MEDICAL CARE AG & CO. KGaA

(Name of Issuer)

Ordinary Shares without par value

(Title of Class of Securities)

358029 10 6

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358029 10 6

1.	Names of Reporting Persons.

Fresenius SE & Co. KGaA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

94,380,382
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

94,380,382
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

94,380,382
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

31.4%
14.	Type of Reporting Person

PN

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This Amendment No. 7 to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed April 5, 2006, Amendment No. 2 filed July 7, 2008, Amendment No. 3 filed February 4, 2011, Amendment No. 4 filed August, 19, 2011, Amendment No. 5 filed November 16, 2011 and Amendment No. 6 filed February 16, 2012 (as so amended and restated, the “Schedule 13D”) is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under the laws of Germany (“Fresenius KGaA”), with respect to the ordinary shares without par value of Fresenius Medical Care AG & Co. KGaA (the “Company”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The total purchase price for the 376,932 ordinary shares acquired by Fresenius KGaA, as reported in Item 5 below, was approximately €20,194,254.61. The funds utilized by Fresenius KGaA to purchase such shares were acquired from cash flow from operations and existing credit lines.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

Fresenius KGaA acquired the 376,932 shares reported in Item 5 below to complete its purchase of 3,500,000 ordinary shares in accordance with its previously announced intention to do so, as disclosed in a press release issued by Fresenius KGaA on November 16, 2011 and reported in Amendment No. 5 to this Schedule 13D filed on November 16, 2011.

The intention of the share purchase is to preserve a voting interest in the Company above 30% in anticipation of stock option exercises over the coming years. Fresenius KGaA’s position as general partner of the Company requires ownership of at least 25% of the Company’s share capital.

Consistent with its intention to maintain its voting interest in the Company above 30%, as set forth above and in its November 16, 2011 announcement, Fresenius KGaA may acquire additional ordinary shares at any time in open market purchases, in private transactions, or otherwise.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On the date of this Schedule 13D (Amendment No. 7), after giving effect to the purchase of 376,932 ordinary shares of the Company, Fresenius KGaA is the beneficial owner of 94,380,382 ordinary shares, constituting approximately 31.4% of the Company’s outstanding voting shares (calculated with reference to 300,215,400 ordinary shares outstanding on February 29, 2012, as reported by the Company on the Investor Relations page of its web site as of that date. Fresenius Management SE, the general partner of Fresenius KGaA, exercises investment and dispositive power over the ordinary shares of the Company owned by Fresenius KGaA and may be deemed the beneficial owner of such shares. For information regarding the ownership of Fresenius Management SE, see Fresenius KGaA’s Schedule 13D (Amendment No. 3).

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Subsequent to the filing of Schedule 13D (Amendment No. 6) on February 16, 2011, Fresenius KGaA has made the following purchases of the Company’s ordinary shares, all of which were purchased in private transactions from a financial institution:

Date	No. of Shares	Price/Share

2/22/12	269,230	€54.741
2/23/12	107,702	€50.662

Except for (i) Fresenius KGaA’s purchase of 376,932 ordinary shares of the Company, as reported herein, and (ii) its purchase of 3,123,068 ordinary shares as reported in its Schedule 13D (Amendment No. 6) filed February 16, 2012, neither Fresenius KGaA nor, to its knowledge, any of the members of the management board or the supervisory board of Fresenius Management SE or of the supervisory board of Fresenius KGaA, has effected any transactions in the ordinary shares during the 60 days preceding the date of this Schedule 13D (Amendment No. 7).

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Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2012

FRESENIUS SE & Co. KGaA
a partnership limited by shares, represented by FRESENIUS MANAGEMENT SE, its general partner

By:	/s/ Dr. Ulf M. Schneider
Name:	Dr. Ulf M. Schneider
Title:	Chairman of the Board of Management and Chief Executive Officer

By:	/s/ Dr. Jürgen Götz
Name:	Dr. Jürgen Götz
Title:	Member of the Board of Management, Chief Legal and Compliance Officer, and Labor Relations Director

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